UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of July 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Allotment Notice
99.2	Allotment Notice
99.3	Allotment Notice
99.4	Allotment Notice
99.5	Allotment Notice
99.6	Allotment Notice
99.7	Allotment Notice
99.8	Allotment Notice
99.9	Allotment Notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 11th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

23 February 2004

Shares:

  Ordinary, CA 0525261008

  750 upon exercise of warrants

  Exercise price of NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.00583% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  Warrant terms dated 5 January 2004

  Terms - not transferable until 6 May 2004 to Canada nor to US until 16 February 2004

  12,851,197 ordinary shares in total after issue

  N/a

  22 January 2004 date of issue

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

18 March 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  750

  Exercise price of NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.00583% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  Warrant terms dated 5 January 2004

  Terms - not transferable until 6 May 2004 to Canada nor to US until 16 February 2004

  12,851,947 ordinary shares in total after issue

  N/a

  12 March 2004 date of issue

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

10 May 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  2,500

  Exercise price of NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.0194% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  Warrant terms dated 5 January 2004

  Terms - not transferable until 6 May 2004 to Canada nor to US until 16 February 2004 (no restrictions now apply)

  12,854,447 ordinary shares in total after issue;

1,996,000 warrants in total trading on NZSX after issue

  N/a

  6 May 2004 date of issue

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

24 June 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  750

  Exercise price of NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.0058% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  Warrant terms dated 5 January 2004

  Terms - not transferable until 6 May 2004 to Canada nor to US until 16 February 2004 (no restrictions now apply)

  12,855,197 ordinary shares in total after issue;

1,995,250 warrants in total trading on NZSX after issue

  N/a

  24 June 2004 date of issue

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

1 July 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  750 shares

  Exercise price of NZ$2.10

  Cash

  N/a

  Shares issued equivalent to 0.0058% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  Warrant terms dated 5 January 2004

  Terms - not transferable until 6 May 2004 to Canada nor to US until 16 February 2004 (no restrictions now apply)

  12,855,947 ordinary shares in total after issue;

1,994,500 warrants in total trading on NZSX after issue

  N/a

  29 June 2004 date of issue

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

15 July 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  125,000

  Exercise price of US$1.15

  Cash

  N/a

  Shares issued equivalent to 0.96% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  Warrant terms dated 6 September 2002

  Terms: Shares not transferable until 6 September 2003 (no restrictions now apply)

  12,980,947 ordinary shares in total after issue;

1,994,500 warrants in total trading on NZSX after issue

  N/a

  Date of issue: 8 July 2004

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

19 July 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  175,000

  Exercise price of US$1.15

  Cash

  N/a

  Shares issued equivalent to 1.33% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  Warrant terms dated 6 September 2002

  Terms: Shares not transferable until 6 September 2003 (no restrictions now apply)

  13,165,947 ordinary shares in total after issue;

1,994,500 warrants in total trading on NZSX after issue

  N/a

  Date of issue: 16 July 2004

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

19 July 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  10,000

  Exercise price of US$1.25

  Cash

  N/a

  Shares issued equivalent to 0.077% of total ordinary shares now on issue

  Reason for issue – exercise of options

  Warrant terms dated 15 October 2002

  Terms: Shares not transferable until 15 February 2003 (no restrictions now apply)

  12,990,947 ordinary shares in total after issue;

1,994,500 warrants in total trading on NZSX after issue

  N/a

  Date of issue: 15 July 2004

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the Exchange under Listing Rule 7.12.1

29 July 2004

Allotment of shares:

  Ordinary shares, CA 0525261008

  25,000

  Exercise price of US$1.15

  Cash

  N/a

  Shares issued equivalent to 0.19% of total ordinary shares now on issue

  Reason for issue – exercise of warrants

  Warrant terms dated 6 September 2002

  Terms: Shares not transferable until 6 September 2003 (no restrictions now apply)

  13,190,947 ordinary shares in total after issue;

1,994,500 warrants in total trading on NZSX after issue

  N/a

  Date of issue: 21 July 2004